Exhibit 99.1

Virax Biolabs’ CEO James Foster Outlines Strategic Priorities and Near-Term Milestones in Letter to Shareholders

Virax Biolabs is advancing a focused strategy centered on ViraxImmune™ and a U.S. market-entry pathway, which management believes is not reflected in the Company’s current public valuation despite its balance sheet strength, debt-free position, recent financing and operational progress.

Caption: An investigational ViraxImmune™ kit, part of Virax Biolabs’ in-development T cell immune-profiling platform. ViraxImmune™ is currently in development and is not approved for diagnostic use in any jurisdiction.

LONDON, April 14, 2026 /PRNewswire/ – Virax Biolabs Group Limited (NASDAQ: VRAX) (“Virax” or the “Company”), an innovative biotechnology company focused on immunology research and diagnostics, today published a shareholder letter from Chief Executive Officer James Foster and released an updated investor presentation. Together, these materials outline Virax’s current strategic and commercial framework and the milestones management believes matter most over the next 90 to 180 days.

The Company’s updated Q2 2026 investor presentation is available at: https://diagnostics.viraxbiolabs.com/virax-biolabs-q2-2026-investor-presentation/

Highlights:

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Large under-served category: Virax believes post-acute infection syndromes (“PAIS”), including Long COVID, post-treatment Lyme disease (“PTLD”) and myalgic encephalomyelitis / chronic fatigue syndrome (“ME/CFS”), represent a large, under-served diagnostic category with no widely adopted objective test in major markets and an estimated U.S. economic burden in excess of $25 billion.
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Our current focus: ViraxImmune™ is being developed to help identify immune dysfunction in PAIS using a novel, proprietary assay. Virax’s current U.S. market-entry focus is a Laboratory Developed Test (“LDT”) pathway, with broader in vitro diagnostic (“IVD”) development intended to follow over time.
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Next catalyst: Management views the planned PAIS data readout on assay performance as the next key milestone in validating ViraxImmune™ and informing the Company’s next steps toward U.S. market entry. The investor presentation sets out a validation-led timeline with 2026 focused on readout and partner study preparation.
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Operational progress: UK PAIS studies are fully recruited, the Company has completed its initial FDA pre-submission Q-Sub meeting and received feedback to inform strategy, U.S. clinical validation planning with Emory University is under way, and the Company has achieved ISO 13485 and ISO 9001 certification.
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Balance sheet support: Virax remains debt-free and management believes the Company has resources to execute through key near-term milestones.
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Valuation backdrop: Management expects Virax’s unaudited cash position at March 31, 2026 to be approximately $6.4 million. As of April 10, 2026, Virax’s market capitalisation was approximately $2.6 million, based on 19,923,432 outstanding shares. Management does not believe this valuation reflects the Company’s debt-free balance sheet or progress toward key clinical and commercial milestones.

“Our task is to execute: advance the next phase of validation, continue building the U.S. market-entry pathway and let those milestones establish the Company’s direction,” said James Foster, Chairman and Chief Executive Officer of Virax Biolabs.

The full text of Mr Foster’s April 2026 shareholder letter is reproduced below.

Dear Fellow Shareholders,

Virax is entering a more execution-focused phase. In a difficult small-cap market, our priority is to clarify the opportunity, deliver the next key data milestone and continue building toward a practical U.S. market-entry path.

Our near-term priorities are straightforward. We are concentrating the business on the areas we believe matter most to near-term value creation: a large under-served PAIS category with ViraxImmune™ as our lead product. An upcoming PAIS data readout will be an important milestone for ViraxImmune™ by helping assess whether the assay can distinguish immune dysfunction patterns in PAIS individuals relative to controls, and by informing the next phase of U.S. clinical validation planning.

Execution and Strategic Positioning

Over the past year, we have worked to move ViraxImmune™ from concept toward clinical, regulatory and operational readiness. That has included recruitment across our UK PAIS studies, FDA pre-submission engagement, U.S. clinical validation planning and, most recently, the strengthening of our quality infrastructure through ISO 13485 and ISO 9001 certification. Together, these steps are intended to support disciplined assay development and the validation work needed for future market entry.

We continue to believe PAIS is a large, under-served diagnostic category with no widely adopted objective test in major markets. As our updated investor presentation sets out, millions of patients are affected, the estimated U.S. economic burden exceeds $25 billion, and the lack of objective testing continues to impair timely diagnosis, clinical management and therapeutic development. ViraxImmune™ is being developed to address that gap by helping identify immune dysfunction in PAIS through an objective test-based approach, which we believe could support clearer clinical assessment and treatment management over time. Against that backdrop, our objective is not to pursue every possible opportunity at once, but to focus on the indication, product and market-entry pathway we believe are most relevant to near-term value creation.

In the United States, our current focus is on an LDT pathway as the initial market-entry route, with broader IVD development to follow over time. We believe this may offer the most practical way to establish an initial commercial foothold while continuing to build the clinical and regulatory package required for broader adoption. Our investor presentation also sets out the intended coding and reimbursement progression, beginning with an initial miscellaneous-code billing approach and, over time, potentially moving toward a PLA code and broader permanent coding framework if clinical utility and market penetration are established.

Financial Position and Valuation

Our balance sheet remains a core strength of the Company.

Management expects Virax’s unaudited cash position at March 31, 2026 to be approximately $6.4 million, with total assets of approximately $8.3 million and total liabilities of approximately $1.0 million, resulting in shareholders’ equity of roughly $7.3 million and no long-term debt.

As of April 10, 2026, Virax’s market capitalisation was approximately $2.6 million, based on 19,923,432 outstanding shares. Based on these figures, the Company was trading below its cash balance and at a negative implied enterprise value (market capitalisation plus debt minus cash), which in our view suggests that the market was ascribing limited value to our clinical and commercial programmes, intellectual property, laboratory infrastructure and longer-term potential. While we cannot and do not make predictions about near-term share price movements, we do believe this disconnect does not reflect the underlying progress of the business, the balance sheet position of the Company, or the scale of the opportunity we are pursuing.

With a healthy cash position, a modest liability profile and no term debt to service, we believe we are appropriately capitalised to deliver our near-term clinical and regulatory milestones and to continue executing the next phase of our strategy.

Path Forward

Over the next 90 to 180 days, our priorities are clear: complete the rollout of our updated investor materials to improve communication of the Company’s strategy and future potential to the market, deliver and contextualise the PAIS data readout, continue preparing the U.S. market-entry pathway, and use those milestones to support broader institutional and strategic engagement.

The next phase is about validation and preparation. The current milestone sequence is centred on 2026 validation activities and, over time, potential U.S. LDT market entry followed by broader IVD development.

Longer term, if the data and market engagement justify it, we believe this can support a broader value-creation path around ViraxImmune™ and the wider immune-profiling platform. For now, however, our focus is practical and near term: disciplined execution against defined milestones.

Closing Thoughts

We believe Virax should increasingly be judged on whether it can execute a credible sequence: operational readiness, data, market-entry pathway and disciplined capital strategy. That is the sequence we are now pursuing.

Thank you for your continued support.

Sincerely,

James Foster

Chief Executive Officer

Virax Biolabs Group Limited

About Virax Biolabs Group Limited

Virax Biolabs Group Limited is an innovative biotechnology company focused on the detection of immune responses to and diagnosis of viral diseases. Virax Biolabs Group Limited is developing T cell-based test technologies with the intention of providing an immunology profiling platform. T cell testing can be particularly effective in the diagnosis and therapeutics of post-acute infection syndromes such as Long COVID and other chronic conditions linked to immune dysregulation.

For more information, please visit www.viraxbiolabs.com

Caution Concerning Forward-Looking Statements

This press release contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms.

In evaluating these forward-looking statements, you should consider various factors, including: our ability to keep pace with new technology and changing market needs; potential for clinical trials to deliver statistically and/or clinically significant evidence of efficacy and/or safety, failure of interim or top-line results to accurately reflect the complete results of a trial, failure of planned or ongoing preclinical and clinical studies to demonstrate expected results, potential failure to continue to secure FDA and other regulators’ agreement on the regulatory path for ViraxImmune™ or other potential products; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement. Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us.

These forward-looking statements are based on information currently available to Virax and its current plans or expectations and are subject to a number of known and unknown uncertainties, risks and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These and other important factors are described in detail in the “Risk Factors” section of Virax’s Annual Report on Form 20-F for the year ended March 31, 2025. Although we believe the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions.

Company Contact:

Virax Biolabs Group Limited

Phone: +44 020 7788 7414

Email: info@viraxbiolabs.com